Exhibit 99.3

Canada Goose Appoints Massimo Piombini to Board of Directors

TORONTO, August 10, 2026 – Canada Goose Holdings Inc. (NYSE: GOOS; TSX: GOOS) today announced the appointment of Massimo Piombini to its Board of Directors, effective August 7, 2026.

Piombini brings more than 35 years of global leadership experience across the luxury, fashion and wellness industries, having held executive roles at some of the world’s most recognized brands. He has also served as a member of the Board of Directors of Canada Goose International, providing strategic guidance to the Company’s European business. His appointment to the Company’s Board further strengthens Canada Goose’s global governance with deep expertise in brand building, international growth and retail transformation.

“Massimo has been a valued advisor to our business through his service on the Canada Goose International Board, and we are delighted to welcome him to our Board of Directors,” said Dani Reiss, Chairman and CEO, Canada Goose. “His experience leading iconic global brands, scaling international businesses and navigating periods of transformation will be invaluable as we continue to execute our long-term growth strategy and strengthen our position as a global performance luxury brand.”

Piombini currently serves as President and Chief Executive Officer of CADICA Group. Throughout his career, he has held senior leadership positions including Chief Executive Officer of Diesel and Balmain, Chief Strategic Officer of Technogym, and Chief Commercial Officer of Valentino and Bally. Earlier in his career, he held leadership roles at Boucheron, Gucci and Bulgari, building extensive expertise across retail, wholesale and international commercial operations. His experience spans public companies, family-owned businesses and private equity-backed organizations, bringing a broad perspective on governance, operational excellence and value creation. He also serves on the Board of Directors of Enervit S.p.A.

“I’ve seen firsthand the strength of the brand, its culture and its long-term ambitions,” said Massimo Piombini. “I am honored to join the Board of Directors and look forward to supporting the Company as it continues to drive sustainable global growth while remaining true to the craftsmanship, innovation and authenticity that define Canada Goose.”

About Canada Goose

Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

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